As filed with the Securities and Exchange Commission on February 15, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMERICAN FINANCE TRUST, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
02607T109
(CUSIP Number of Class of Securities)
Edward M. Weil, Jr.
Chairman, Chief Executive Officer and President
American Finance Trust, Inc.
405 Park Avenue, 4th Floor
New York, New York 10022
(212) 415-6500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, Illinois 60602 (312) 962-3567
CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$14,350,000(a)	$1,786.58(b)

(a)
Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by American Finance Trust, Inc., a Maryland corporation (the “Company”), to purchase up to 1,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $30.2 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price equal to $14.35 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer,” copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 9 of this Tender Offer Statement on Schedule TO.
Item 10.   Financial Statements.
Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.
Item 11.   Additional Information.
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Tender Offer Statement on Schedule TO.
Item 12.   Exhibits.
The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 15, 2018
American Finance Trust, Inc.
By:
/s/ Edward M. Weil, Jr.

Edward M. Weil, Jr.
Chairman, Chief Executive Officer and President

EXHIBIT INDEX
(a)(1)(A)*	Offer to Purchase, dated February 15, 2018
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Withdrawal
(a)(2)(A)	Current Report on Form 8-K, as filed by the Company with the SEC on February 15, 2018
(a)(2)(B)	Letter to Stockholders dated February 15, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on February 15, 2018)
(d)(A)	Amended and Restated Agreement of Limited Partnership of American Finance Operating Partnership, L.P., dated as of September 6, 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on September 7, 2016)
(d)(B)	Amendment No. 1 to Agreement of Limited Partnership of American Finance Operating Partnership, L.P., dated as of February 15, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on February 17, 2017)
(d)(C)	Third Amended and Restated Advisory Agreement, dated as of September 5, 2016, by and among American Finance Trust, Inc., American Finance Operating Partnership, L.P. and American Finance Advisors, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on September 7, 2016)
(d)(D)	Amended and Restated Property Management Agreement by and between American Finance Properties, LLC (as assignee of American Realty Capital Retail Advisor, LLC) and American Finance Trust, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on September 7, 2016)
(d)(E)	Amended and Restated Leasing Agreement, by and among American Finance Trust, Inc. and American Finance Properties, LLC (as assignee of American Realty Capital Retail Advisor, LLC) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on September 7, 2016)
(d)(F)	Amended and Restated Property Management and Leasing Agreement, dated as of September 6, 2016, by and among American Finance Trust, Inc., American Finance Operating Partnership, L.P. and American Finance Properties, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on September 7, 2016)
(d)(G)	Amended and Restated Employee and Director Incentive Restricted Share Plan of American Finance Trust, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on May 15, 2015)
(d)(H)	Indemnification Agreement, dated as of December 31, 2014, between the Company and certain directors, officers and service providers (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on May 15, 2015)
(d)(I)	Indemnification Agreement dated as of August 3, 2015, between the Company and Lisa D. Kabnick (incorporated by reference to Exhibit 10.31 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on August 11, 2015)

(d)(J)	Indemnification Agreement dated as of February 16, 2017, between the Company and Leslie D. Michelson and Edward G. Rendell (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on February 21, 2017)
(d)(K)	Indemnification Agreement between the Company and Katie P. Kurtz, dated as of November 13, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on November 13, 2017)
(d)(L)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on May 15, 2015)
(d)(M)	Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on June 14, 2017)
(d)(N)	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Appendix A to the Company’s Registration Statement on Form S-3D, as filed by the Company with the SEC on April 1, 2016)
(d)(O)	First Amendment to Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on June 30, 2016)

* Filed herewith.